EXHIBIT 99.1

BrainsWay Initiates Clinical Evaluation of Rotational Field “Deep TMS 360°™” Technology

BURLINGTON, Mass. and JERUSALEM, Jan. 10, 2024 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced that it will be clinically evaluating an innovative stimulation technology in two new feasibility trials.

The studies both involve BrainsWay’s exclusive, patented “Rotational Field” TMS (or “Deep TMS 360°™”), which employs a method of stimulation that enables activation of a greater number of neurons in the brain. In all currently available forms of TMS, those neurons which are aligned parallel to the coil’s electric field are much more likely to be stimulated than other neurons. Thus, only a fraction of the neurons in the targeted brain region are actually impacted. With the new Rotational Field system now being evaluated, two orthogonal TMS coils are placed perpendicular to each other and are operated with a time lag in order to induce a circularly rotating electric field. This results in uniform stimulation of neurons oriented along a wide variety of directions in the targeted brain region – all within less than a millisecond.

The Company now aims to assess the potential clinical impact of this technology on patients in two newly launched feasibility studies. One study will test the safety and efficacy of this technology in the field of rehabilitation following stroke, a devastating neurological condition. Another study will test the technology in the field of obsessive-compulsive disorder (OCD) utilizing an accelerated protocol. BrainsWay’s existing Deep Transcranial Magnetic Stimulation (Deep TMS™) system is already FDA-cleared to treat OCD using the standard daily protocol via its H7 Coil, and this new study will test the ability to further improve outcomes using Rotational Field stimulation while also reducing the length of the standard treatment.

"We are proud to continue to be at the forefront of innovation in the field of noninvasive brain stimulation,” said Hadar Levy, Chief Executive Officer of BrainsWay. “We believe that our Rotational Field technology holds significant potential to change the current TMS paradigm. We look forward to testing its capabilities in these newly launched post-stroke rehabilitation and OCD feasibility studies.”

BrainsWay’s Rotational Field technology is not commercially available and has not yet been cleared for safety and/or efficacy by the FDA.

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:

BrainsWay:
Ido Marom
Chief Financial Officer
844-386-7001 ext. 5
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
646-889-1200
britchie@lifesciadvisors.com

Media Contact:
Chris Boyer
844-386-7001 ext. 2
Chris.Boyer@BrainsWay.com